File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1.

OHA Investment Corporation, Oak Hill Advisors, L.P., Oak Hill Credit Alpha Master Fund, L.P., Oak Hill Credit Opportunities Master Fund, Ltd., OHA Strategic Credit Master Fund IB, L.P., OHA Diversified Credit Strategies Fund (Parallel), L.P., OHA-CDP ESCF, L.P.

1114 Avenue of the Americas, 27th Floor

New York, NY 10036

(212) 326-1500

All Communications, Notices and Orders to:

Glenn R. August

Gregory S. Rubin

Oak Hill Advisors, L.P.

1114 Avenue of the Americas, 27th Floor

New York, NY 10036

(212) 326-1500

Copies to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Anne G. Oberndorf, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street NW

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

June 5, 2015

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BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

OHA Investment Corporation, Oak Hill Advisors, L.P., Oak Hill Credit Alpha Master Fund, L.P., Oak Hill Credit Opportunities Master Fund, Ltd., OHA Strategic Credit Master Fund IB, L.P., OHA Diversified Credit Strategies Fund (Parallel), L.P., OHA-CDP ESCF, L.P.

1114 Avenue of the Americas, 27th Floor

New York, NY 10036

(212) 326-1550

File No. 812-

Investment Company Act of 1940

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APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1.

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INTRODUCTION

The following entities hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that may otherwise be prohibited by either or both of Sections 17(d) and 57(a)(4) of the Act:

•	OHA Investment Corporation (“OHAI”),

•	Oak Hill Advisors, L.P. (the “OHA”),

•	The investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (the “Existing Co-Investment Affiliates,” and together with OHAI and OHA, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund3 (or a Wholly-Owned Investment Sub, as defined below) and one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates4 to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. As used herein, “Co-Investment Transaction” means any transaction in which a Regulated Fund (or a Wholly-Owned Investment Sub) participated together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or a Wholly-Owned Investment Sub) could not participate together with one or more other Regulated Funds (or a Wholly-Owned Investment Sub) and/or one or more Co-Investment Affiliates without obtaining and relying on the Order.

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

3 The term “Regulated Funds” means OHAI and any future closed-end investment companies (a) that are registered under the Act or have elected to be regulated as a business development company (“BDC”) under the Act, (b) whose investment adviser is an Adviser, and (c) that intend to participate in the Co-Investment Program. The term “Adviser” means OHA and any investment adviser controlling, controlled by or under common control with OHA.

4 The term “Co-Investment Affiliates” means the Existing Co-Investment Affiliates and any Future Co-Investment Affiliate. “Future Co-Investment Affiliate” means any entity whose (i) investment adviser is an Adviser, (ii) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act, or Rule 3a-7 thereunder, (iii) that is not a subsidiary of a Regulated Fund, and (iv) that intends to participate in the Co-Investment Program.

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“Wholly-Owned Investment Sub” means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Board of a Regulated Fund5 has the sole authority to make all determinations with respect to the Wholly-Owned Investment Sub’s participation under the conditions to this Application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act. Any subsidiaries of the Regulated Funds that participate in the Co-Investment Program will be Wholly-Owned Investment Subs.

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary would be prohibited from investing in a Co- Investment Transaction with any Co-Investment Affiliate or another Regulated Fund because it would be a company controlled by the Regulated Fund for purposes of Sections 17(d) and 57(a)(4) and Rule 17d-l. Applicants request that a Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Subs. The Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If a Regulated Fund proposes to participate in the same Co- Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

5 The term “Board” means, with respect to any Regulated Fund, the board of directors of that Regulated Fund (including the “OHAI Board” (as defined below)).

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I.	APPLICANTS

A. OHAI

OHAI, a Maryland corporation, is an externally managed, closed-end, non-diversified management investment company. OHAI commenced operations on August 15, 2004 as NGP Capital Resources Company (“NGP”). Effective as of September 30, 2014, NGP entered into an investment advisory agreement with OHA and changed its name to OHAI. NGP filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on August 16, 2004, which became effective on November 9, 2004. OHAI filed an election to be regulated as a business development company (“BDC”) under the Act on August 16, 2004.6 In addition, OHAI has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. OHAI’s principal place of business is 1114 Avenue of the Americas, 27th Floor, New York, NY 10036.

OHAI is a financial services company created to invest primarily in small and mid-size private energy companies. In early 2012, OHAI expanded its investment strategy to also include middle-market companies not engaged in the energy industry. In September 2014, OHAI further revised its investment strategy to focus on middle-market companies. OHAI’s investments generally range in size from $10 million to $50 million, of senior and junior secured, unsecured, and subordinated loans to U.S. private and public middle-market companies with maturities ranging from three to seven years. OHAI may occasionally invest in equity, distressed debt, and other assets. OHAI’s investment objective is to generate both current income and capital appreciation primarily through debt investments with certain equity components. OHAI is advised by OHA pursuant to an investment advisory agreement (the “OHAI Advisory Agreement”). OHAI believes that its proposed investment strategy will allow it to generate cash for distribution to stockholders and provide competitive total returns to stockholders.

OHAI’s business and affairs are managed under the direction of a board of directors (the “OHAI Board”).7 The OHAI Board currently consists of five members, three of whom are not “interested persons” of OHAI as defined in Section 2(a)(19) of the Act (the “Independent Directors”).8 Glenn R. August and Robert B. Okun serve as directors on the OHAI Board and are “interested persons” of OHAI as defined in Section 2(a)(19) of the Act because each is a partner of OHA. None of Messrs. August or Okun will participate individually in any Co-Investment Transaction. The OHAI Board delegates daily management and investment authority to OHA pursuant to the OHAI Advisory Agreement.

6 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

7 The term “Board,” as used in this application, refers to the board of directors of any Regulated Fund.

8 The term “Independent Directors” as used in this application, interchangeably refers to the directors of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

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B. OHA

OHA is a Delaware limited liability company that is registered under the Investment Advisers Act of 1940. Subject to the overall supervision of the OHAI Board, OHA manages the day-to-day operations of, and provides investment advisory and management services to OHAI. Under the terms of the Advisory Agreement, OHA determines the composition of OHAI’s portfolio; identifies and negotiates the structure of the investments OHAI makes; continuously monitors OHAI’s investments; and determines the purchase, retention or sale of OHAI’s investments and assets. Pursuant to an investment advisory agreement between OHA and all of the Existing Co-Investment Affiliates, OHA serves as an investment adviser to each of the Existing Co-Investment Affiliates.

C. EXISTING CO-INVESTMENT AFFILIATES

The Existing Co-Investment Affiliates seek to invest primarily in leveraged bank loans, high yield bonds, distressed securities and obligations, structured products, whole loans, and certain specialty finance areas. Each of the Co-Investment Affiliates is, or will be, managed by an Adviser. Each of the Co-Investment Affiliates also has, or will have, investment objectives and strategies that are similar to or that overlap in part with the Regulated Funds’ Objectives and Strategies. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

Each of the Co-Investment Affiliates is, or will be, a separate and distinct legal entity. In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act, or Rule 3a-7 thereunder, none of the Co-Investment Affiliates are, or will be, registered under the 1940 Act.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A. Co-Investment Transactions by the Regulated Funds and the Co-Investment Affiliates

1. Mechanics of the Co-Investment Program

Upon issuance of the requested Order, the Advisers will manage the Regulated Funds and the Co-Investment Affiliates in the same manner that they have managed them in the past. However, rather than making separate investments, Regulated Funds and Co-Investment Affiliates could co-invest in the Co-Investment Program.

In selecting investments for the Regulated Funds, an Adviser will consider only the investment objective, investment policies, investment position, Available Capital (defined below), and other pertinent factors applicable to each Regulated Fund. Likewise, when selecting investments for the Co-Investment Affiliates, the Advisers will select investments for the Co-Investment Affiliates, considering only the investment objective, investment policies, investment position, Available Capital, and other pertinent factors applicable to each Co-Investment Affiliate. As described herein, each of the Co-Investment Affiliates has or will have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies9 of each of the Regulated Funds. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more of the Co-Investment Affiliates, the Advisers would expect such Regulated Funds and Co-Investment Affiliates to co-invest with each other, with certain exceptions based on Available Capital or diversification, as discussed below.10

9 The term “Objectives and Strategies,” with respect to each Regulated Fund, means the Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to stockholders.

10 The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

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Under the Co-Investment Program, each Co-Investment Transaction would be allocated among the participating Regulated Funds and Co-Investment Affiliates. Each Potential Co-Investment Transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the Required Majority of each Regulated Fund.11

All subsequent activity, meaning either to: (a) sell, exchange or otherwise dispose of an investment (collectively, a “Disposition”) or (b) complete a Follow-On Investment12, in respect of an investment acquired in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application. With respect to the pro rata Dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata Disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition or Follow-On Investment is proportionate to its outstanding investments in the issuer immediately preceding the Disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata Dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such Disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata Dispositions and Follow-On Investments with the result that all Dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to each Regulated Fund’s and to each Co-Investment Affiliate’s purchase be the same.

11 The term “Required Majority” has the meaning provided in Section 57(o) of the Act. The term “Eligible Directors” means the directors who are eligible to vote under section 57(o). In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

12 The term “Follow-On Investment” means any additional investment in an existing portfolio company, including the exercise of warrants, conversion privileges or other similar rights to acquire additional securities of the portfolio company.

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The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Co-Investment Affiliate’s Available Capital is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Co-Investment Affiliate’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Regulated Funds and the Co-Investment Affiliates will increase the number of favorable investment opportunities for each Regulated Fund. The Co-Investment Program will be effected for a Regulated Fund only if it is approved by the Regulated Fund’s Required Majority on the basis that it would be advantageous for the Regulated Fund to have the additional capital from the Co-Investment Affiliates and/or other Regulated Funds available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Regulated Funds typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.

In view of the foregoing, in cases where an Adviser identifies investment opportunities requiring larger capital commitments, the Adviser must seek the participation of other entities with similar investment styles. The availability of the Co-Investment Affiliates or additional Regulated Funds as investing partners of a Regulated Fund may alleviate some of that necessity in certain circumstances. A Regulated Fund could lose some investment opportunities if its Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which a Regulated Fund’s individual or aggregate investment limits require the Advisers to arrange a syndication with unaffiliated entities, such Regulated Fund will likely be required to forego fewer suitable investment opportunities. With the assets of the other Regulated Funds and the Co-Investment Affiliates available for co-investment, there should be an increase in the number of opportunities accessible to each Regulated Fund.

The Advisers and the Board of each Regulated Fund believe that it will be advantageous for each Regulated Fund to co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates and that these co-investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to each Regulated Fund.

The Advisers also believe that co-investment among the Regulated Funds and the Co-Investment Affiliates will afford each Regulated Fund the ability to achieve greater diversification and, together with the other Regulated Funds and the Co-Investment Affiliates, the opportunity to exercise greater influence on the portfolio companies in which they co-invest.

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B. Applicable Law

1. Sections 17(d), 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

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Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) defines an “affiliated person” of another person as “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

C. Need for Relief

Co-Investment Transactions may be prohibited by Sections 17(d) and/or 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Co-Investment Affiliates and the other Regulated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder vis-à-vis each Regulated Fund.  Each of the other Regulated Funds and the Co-Investment Affiliates may be deemed to be affiliated persons of a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) OHA advises and may be deemed to control the Existing Co-Investment Affiliates and any Future Co-Investment Affiliate will be advised and may be deemed to be controlled by an Adviser, (ii) OHA advises and may be deemed to control OHAI and any Future Regulated Fund will be advised and may be deemed to be controlled by an Adviser, and (iii) the Advisers are controlled by the same persons. Thus, each other Regulated Fund and Co-Investment Affiliate could be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) and therefore prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1 from participating in Co-Investment Transactions with each Regulated Fund.

D. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 17(d) and 57(i) and Rule 17d-1, permitting a Regulated Fund and one or more other Regulated Funds and/or one or more Co-Investment Affiliates to participate in the same investment opportunities through the Co-Investment Program.

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E. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.13 Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Fifth Street Finance Corp. and its affiliates, for which an order was issued on September 9, 2014.14

F. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

13  See, e.g., TCW Direct Lending LLC, et al. (File No. 812-14382) Investment Company Act Rel. Nos. 31589 (April 30, 2015) (notice) and 31649 (May 27, 2015) (order); Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. Nos. 31373 (Dec. 15, 2014) (notice) and 31409 (Jan. 12, 2015) (order); TPG Specialty Lending, Inc., et al. (File No. 812-13980) Investment Company Act Rel. Nos. 31338 (Nov. 18, 2014) (notice) and 31379 (Dec. 16, 2014)(order); Monroe Capital Corporation, et al. (File No. 812-14028) Investment Company Act Rel. Nos. 31253 (Sept. 19, 2014) (notice) and 31286 (Oct.15, 2014) (order); Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel. Nos. 31212 (Aug. 14, 2014) (notice) and 31247 (Sept. 9, 2014) (order); Solar Capital Ltd., et al. (File No. 812-14195) Investment Company Act Rel. Nos. 31143 (Jul. 1, 2014) (notice) and 31187 (Jul. 28, 2014) (order); WhiteHorse Finance, Inc., et al. (File No. 812-14120) Investment Company Act Rel. Nos. 31080 (Jun. 12, 2014) (notice) and 31152 (Jul. 8, 2014) (order); PennantPark Investment Corp., et al. (File No. 812-14134) Investment Company Act Rel. Nos. 30985 (March 19, 2014) (notice) and 31015 (April 15, 2014) (order); NF Investment Corp., et al. (File No. 812-14161) Investment Company Act Rel. Nos. 30900 (Jan. 31, 2014) (notice) and 30968 (Feb. 26, 2014) (order); Prospect Capital Corporation, et al. (File No. 812-14199) Investment Company Act Rel. Nos. 30855 (Jan. 13, 2014) (notice) and 30909 (Feb. 10, 2014) (order); Medley Capital Corporation, et al. (File No. 812-14020) Investment Company Act Rel. Nos. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order); Stellus Capital Investment Corporation, et al. (File No. 812-14061) Investment Company Act Rel. Nos. 30739 (Sept. 30, 2013) (notice) and 30754 (Oct. 23, 2013) (order); FS Investment Corporation, et al. (File No. 812-13665), Investment Company Act Rel. Nos. 30511 (May 9, 2013) (notice) and 30548 (order); Corporate Capital Trust, Inc., et al. (File No. 812-13844), Investment Company Act Rel. Nos. 30494 (April 25, 2013) (notice) and 30526 (May 21, 2013) (order); Gladstone Capital Corporation, et al. (File No. 812-13878) Investment Company Act Rel. Nos. 30125 (Jun. 29, 2012) (notice) and 30154 (Jul. 26, 2012) (order).

14 Fifth Street Finance Corp., et al. (File No. 812-14132) Investment Company Act Rel Nos. 31212 (Aug. 14, 2014) (notice) and 31247 (Sept. 9, 2014) (order).

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Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Regulated Funds will be treated fairly.

The conditions to which the requested relief will be subject are designed to ensure that the Advisers or the principals of the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them. Because many attractive investment opportunities for a Regulated Fund will also be attractive investment opportunities for one or more Co-Investment Affiliates and/or one or more other Regulated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one Regulated Fund or the Co-Investment Affiliates as opportunities arise.

Applicants submit that each Regulated Fund’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that the Advisers would not be able to favor the Co-Investment Affiliates over the Regulated Funds, or one Regulated Fund over another Regulated Fund, through the allocation of investment opportunities among them.

After making the determinations required in conditions 1 and 2(a), other than in the case of pro rata Dispositions and Follow-On Investments as provided for in conditions 7 and 8, the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Regulated Fund.

Applicants believe that participation by the Regulated Funds in pro rata Dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness.

G. Conditions

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.	Each time an Adviser considers a Potential Co-Investment Transaction for a Co-Investment Affiliate or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.
a.	If the applicable Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

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b.	If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Co-Investment Affiliates, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested be each such party will be allocated among them pro rata based on each participating party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

c.	After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by each Regulated Fund and each Co-Investment Affiliate to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Co-Investment Affiliates only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

i.	the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its stockholders and do not involve overreaching in respect of the Regulated Fund or its stockholders on the part of any person concerned;

ii.	the Potential Co-Investment Transaction is consistent with:

A.	the interests of the Regulated Fund’s stockholders; and

B.	the Regulated Fund’s then-current Objectives and Strategies;

iii.	the investment by the other Regulated Funds or any Co-Investment Affiliates would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of any other Regulated Fund or Co-Investment Affiliate; provided that, if any other Regulated Fund or Co-Investment Affiliate, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition 2(c)(iii), if:

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A.	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

B.	the Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Fund with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

C.	any fees or other compensation that any other Regulated Fund, or any Co-Investment Affiliate, or any affiliated person of either receives in connection with the right of any other Regulated Fund or a Co-Investment Affiliate to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Co-Investment Affiliates (which each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

iv.	the proposed investment by the Regulated Fund will not benefit the Advisers, the Co-Investment Affiliates, the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Sections 17(e) or 57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds and Co-Investment Affiliates during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.	Except for Follow-On Investments made in accordance with condition 8 below,[15] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Co-Investment Affiliate, or any affiliated person of another Regulated Fund or Co-Investment Affiliate is an existing investor.

15 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

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6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Co-Investment Affiliate. The grant to a Co-Investment Affiliate or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.
a.	If any Co-Investment Affiliate or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed Disposition at the earliest practical time; and

ii.	formulate a recommendation as to participation by each Regulated Fund in the Disposition.

b.	Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to any participating Co-Investment Affiliates and any other Regulated Funds.

c.	A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and Regulated Fund in such Disposition is proportionate to its outstanding investments in the issuer immediately preceding the Disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Regulated Fund’s Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

d.	Each Co-Investment Affiliate and each Regulated Fund will bear its own expenses in connection with any such Disposition.

8.

a.	If any Co-Investment Affiliate or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

15

i.	notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

ii.	formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

b.	A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Co-Investment Affiliate and each Regulated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Follow-On Investments made in accordance with this condition. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

c.	If, with respect to any Follow-On Investment:

i.	the amount of the Follow-On Investment is not based on the Co-Investment Affiliates’ and the Regulated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

ii.	the aggregate amount recommended by the applicable Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Co-Investment Affiliates in the same transaction, exceeds the amount of the opportunity, then the amount to be invested by each such party will be allocated among them pro rata based on each participating party’s Available Capital in the asset class being allocated, up to the amount proposed to be invested by each.

d.	The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9.	The Independent Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Co-Investment Affiliates and the other Regulated Funds that the investment committee of the Adviser to the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

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10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.	No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act), of any Co-Investment Affiliate.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Co-Investment Affiliates and the Regulated Funds, be shared by the participating Co-Investment Affiliates and the participating Regulated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the participating Co-Investment Affiliates and Regulated Funds on a pro rata basis based on the amount they each invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Co-Investment Affiliates and Regulated Funds based on the amount each invests in such Co-Investment Transaction. None of the Co-Investment Affiliates, the Regulated Funds, the Advisers nor any affiliated person of the Regulated Funds or Co-Investment Affiliates will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Co-Investment Affiliates and the Regulated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C), and (b) in the case of the Advisers, investment advisory fees paid in accordance with their respective investment advisory agreements with the Regulated Funds and Co-Investment Affiliates).

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III.	PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Glenn R. August

Gregory S. Rubin

Oak Hill Advisors, L.P.

1114 Avenue of the Americas, 27th Floor

New York, NY 10036

(212) 326-1500

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Anne G. Oberndorf, Esq.

Sutherland Asbill & Brennan LLP

700 6th Street NW

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

B. Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that OHAI, by resolution duly adopted by the OHAI Board on May 1, 2015 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act, for an order pursuant to Sections 17(d) and 57(i) of the Act, and Rule 17d-1 under the Act, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of such Act and Rule 17d-1. Each person executing the Application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 5th day of June, 2015.

OHA INVESTMENT CORPORATION

By: /s/ Robert W. Long
Name: Robert W. Long
Title: President and Chief Executive Officer

OAK HILL ADVISORS, L.P.

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Chief Executive Officer

18

Oak Hill Credit Alpha Master Fund, L.P.

By: Oak Hill Credit Alpha Master Fund GenPar, Ltd.,
its General Partner

By: __/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Oak Hill Credit Opportunities Master Fund, Ltd.

By: _/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

19

OHA Strategic Credit Master Fund IB, L.P.

By: OHA Strategic Credit GenPar, LLC,
its General Partner

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

OHA Diversified Credit Strategies Fund (Parallel), L.P.

By: OHA Diversified Credit Strategies GenPar, LLC,
its General Partner

By: OHA Global GenPar, LLC
its Managing Member

By: OHA Global MGP, LLC
its Managing Member

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

OHA-CDP ESCF, L.P.

By: OHA-CDP ESCF GenPar, LLC,
its General Partner

By: OHA Global PE GenPar, LLC,
its Managing Member

By: OHA Global PE MGP, LLC,
its Managing Member

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

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VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated June 5, 2015, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

OHA INVESTMENT CORPORATION

By: /s/ Robert W. Long
Name: Robert W. Long
Title: President and Chief Executive Officer

OAK HILL ADVISORS, L.P.

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Chief Executive Officer

Oak Hill Credit Alpha Master Fund, L.P.

By: Oak Hill Credit Alpha Master Fund GenPar, Ltd.,
its General Partner

By: __/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

Oak Hill Credit Opportunities Master Fund, Ltd.

By: _/s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

21

OHA Strategic Credit Master Fund IB, L.P.

By: OHA Strategic Credit GenPar, LLC,
its General Partner

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

OHA Diversified Credit Strategies Fund (Parallel), L.P.

By: OHA Diversified Credit Strategies GenPar, LLC,
its General Partner

By: OHA Global GenPar, LLC
its Managing Member

By: OHA Global MGP, LLC
its Managing Member

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

22

OHA-CDP ESCF, L.P.

By: OHA-CDP ESCF GenPar, LLC,
its General Partner

By: OHA Global PE GenPar, LLC,
its Managing Member

By: OHA Global PE MGP, LLC,
its Managing Member

By: /s/ Glenn R. August
Name: Glenn R. August
Title: Authorized Signatory

23

EXHIBIT A

Resolutions of the Board of

OHA INVESTMENT CORPORATION

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as an exhibit, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder; and

WHEREAS, the Board of Directors deems it advisable and in the best interest of the Company that the Company file the Co-Investment Exemptive Application;

RESOLVED, that the Authorized Officers (as defined below), shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto, with such revisions as the Chief Executive Officer or Chief Financial Officer of the Company deem necessary or advisable upon advice of the Company’s legal counsel; and

RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

24

RESOLVED, that any officer of the Company be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as such officer may deem necessary and to identify by such officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer and President, the Chief Financial Officer, the Chief Compliance Officer, and the Secretary of the Company (collectively, the “Authorized Officers”).

(Adopted on May 1, 2015)

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SCHEDULE A

Oak Hill Credit Alpha Master Fund, L.P.

Oak Hill Credit Opportunities Master Fund, Ltd.

OHA Strategic Credit Master Fund IB, L.P.

OHA Diversified Credit Strategies Fund (Parallel), L.P.

OHA-CDP ESCF, L.P.

26